06013645

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 02 May 2006

SUPPL

Dear Sir

J Sainsbury Announces: New Non Executive Director for J Sainsbury Plc

Please find enclosed a copy o f the above announcements made to the London Stock Exchange on 02nd May 2006.

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

2nd May 2006

NEW CHIEF EXECUTIVE FOR SAINSBURY'S BANK

J Sainsbury plc has appointed Rob Walker (53) as chief executive officer for Sainsbury's Bank.

Rob joins the company on 2nd May from HSBC Bank Plc where he worked for 31 years, most recently as general manager and head of credit & risk. He will report to Darren Shapland, chief financial officer, who has taken on operating board responsibility for Sainsbury's Bank.

Darren Shapland said: "We are delighted to have secured somebody of Rob's calibre. His strong knowledge of the UK market, extensive banking experience and track record will be great assets as the Bank continues to grow and we believe he has the proven skills needed to take the Bank to the next level."

Rob Walker said: "This role presents me with an exciting new opportunity. I will be joining Sainsbury's at a challenging time for the retail banking industry and Sainsbury's Bank in particular has had a difficult 12 months. I am convinced that the actions already taken are the right ones and look forward to improving the performance of the Bank going forward."

-Ends-

Notes to Editors: -

1. Rob's career at HSBC began in 1975, where he progressed to global head of institutional banking in 2000. In 2003 he was appointed general manager and head of credit & risk for HSBC Bank plc, responsible for all credit risk booked on the HSBC Bank plc balance sheet.

For enquiries:

Investor Relations
Lynda Ashton
+44 (0) 20 7695 7162

Media
Pip Wood
+44 (0) 20 7695 6127

2nd May 2006

New Non-Executive Director for J Sainsbury plc

Sainsbury's today announces the appointment of Anna Ford to its Board as a non-executive director with effect from 2nd May 2006. Ms Ford (age 62) is joining Sainsbury's from the BBC where she held a number of positions including presenter of BBC ONE's One O'clock News programme.

Philip Hampton, chairman of J Sainsbury plc said, "I am delighted to welcome Anna to the Board as a non-executive director. The Board has plenty of big company experience and Anna will bring different perspectives. She will take particular interest in our corporate responsibility issues but she also has a very independent background and character and I'm sure she will contribute widely."

Anna Ford said,"This is my first non-executive position and I am very much looking forward to it. I've always admired Sainsbury's and I'm very interested in the whole issue of food quality and innovation, where it comes from, and what consumers want. It's great to be involved at such an interesting time in Sainsbury's development."

-Ends-

Notes to editors

1. The Board of J Sainsbury plc is chaired by Philip Hampton. Executive directors are Justin King, chief executive and Darren Shapland, chief financial officer. Non-executive directors are Bridget Macaskill, Jamie Dundas, Bob Stack, John McAdam and Gary Hughes.

2. Anna Ford retired from the BBC in April 2006 after 30 years of service. Anna's BBC career began in 1976 for Man Alive; in 1977 she joined Tomorrow's World, helped set up Breakfast TV and from 1986 until 1988 she worked on the BBC Network.

3. Anna has been a trustee of the Royal Botanical Gardens in Kew, London; is Chancellor of Manchester University; a Fellow of the Royal Geographical Society and an Honorary Bencher of Middle Temple.